Sequiam Corporation
300 Sunport Lane
Orlando, FL 32809
(407) 541-0773

February 5, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:       Sequiam Corporation
Registration Statement on Form SB-2 filed on June 23, 2006
File No. 333-135281

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), please consider this correspondence as an application to the United States Securities and Exchange Commission (the “Commission”) for an order permitting Sequiam Corporation (the “Registrant”) to withdraw the subject Registration Statement on Form SB-2 filed by the Registrant on June 23, 2006 and amended on November 22, 2006. The Registrant is requesting withdrawal for various business and market reasons and as such, the registration statement should not be made effective at this time.

The Registration Statement covered the resale of certain shares of the Company's Common Stock by the Selling Security holders named therein. The Registration Statement has not been declared effective and no shares of Common Stock of the Company have been or will be resold pursuant to the Registration Statement.

The Company believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

The Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact the undersigned at 407-541-0773 or Andrew Finkelstein, Esq., legal counsel to the Registrant at 407-317-8577. Please provide a copy of the order consenting to this withdrawal to me by facsimile transmission at 407-240-1431.

Sincerely,

/s/ Mark L. Mroczkowski
Mark L. Mroczkowski
Executive Vice President and Chief Financial Officer